SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
15 April 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto Limited
Rio Tinto plc	ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 33-46865, 33-64380, 333-7328, 333-8270, 333-10156, 333-13988 AND 333-147914) OF RIO TINTO PLC AND RIO TINTO LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS
SIGNATURES
EX-99.1

Attached hereto is a consent of KPMG Auditores Consultores Ltda. to the incorporation by reference in certain registration statements on Form S-8 of Rio Tinto plc and Rio Tinto Limited of its report dated 12 September 2007 with respect to certain financial statements of Minera Escondida Limitada.
This Form 6-K supersedes the prior Form 6-K dated 8 April 2008.
EXHIBITS

99.1	Consent of Independent Auditors

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name Title	Ben Mathews Secretary		Name Title	Ben Mathews Assistant Secretary

Date	15 April 2008		Date	15 April 2008